

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 30, 2024

Timothy Babich
Chief Executive Officer
Golden Arrow Merger Corp.
10 E. 53rd Street, 13th Floor
New York, NY 10022

      Re: Golden Arrow Merger Corp.
          Amendment No. 2 to Registration Statement on Form S-4
          Filed May 13, 2024
          File No. 333-276849

Dear Timothy Babich:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed May 13, 2024

Cover Page

1.   Please revise your cover page disclosure to note that GAMC's securities listed on Nasdaq may be suspended from trading or delisted because GAMC's extension of the termination date to September 19, 2024 contravenes Nasdaq IM 5101-2. In particular, please disclose that GAMC attended a hearing before the Nasdaq Hearings Panel on May 16, 2024, and discuss the outcome of the hearing. Please also include a cross reference to the risk factor disclosure on page 61.

Risk Factors
A limited number of customers, distributors and collaboration partners account for a material portion of our revenue and they may..., page 44

2.   We note your response to comment 4 and reissue the comment in part. Please revise to

disclose the minimum purchase requirements pursuant to the supply and license agreement with Vegamour.

The Second Extension contravenes Nasdaq rules and, as a result, may lead Nasdaq to suspend trading in our securities..., page 61

3.   We note your response to comment 5. Please further revise your disclosure to more fully discuss the risk to investors from GAMC's securities potentially being delisted prior to completion of the business combination. In addition, please discuss the potential impact of required compliance with Rule 419 if GAMC's securities are delisted from Nasdaq. Please also elaborate further on each of the material adverse consequences disclosed on page 62.

The Background of the Business Combination, page 98

4.   We note your response to comment 12 and reissue the comment in part. Please revise to explain how BTIG identified Bolt Threads as a potential target for the business combination.

5.   We note your response to comment 13. Please revise to discuss Bolt Threads' estimates for addressable market by market segmentation, customer sales pipeline information, potential material costs based on production volume, and potential income statements dependent on achievement of revenue goals.

6.   We note your response to comment 14 and reissue the comment in part. Please revise to further elaborate on GAMC management's calculations for arriving at the valuation of $250 million for Bolt Threads. In particular, please explain how each of the factors, including the total addressable market of $3.3 billion to $4.0 billion, was weighed in order to reach the final valuation amount.

The GAMC Board's Reasons for the Approval of the Business Combination, page 107

7.   We note your response to comment 19 and reissue the comment. Please revise to explain how the GAMC Board considered each of the uncertainties, risks and other potentially negative factors concerning the business combination.

Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Business Combination, page 126

8.   We note your responses to comments 21 and 22, but we are not persuaded by your response and reissue the comment. We refer to your disclosure on page 2 of Annex A that "it is intended that the Merger shall qualify as a reorganization within the meaning of Section 369(a) of the Code, that Bolt Threads, Merger Sub and GAMC are parties to such reorganization within the meaning of Section 368(b) of the Code..." Please provide a tax opinion covering the material tax consequences of the merger and state that the disclosure in this section represents the opinion of counsel.

<u>Information About Bolt Threads, page 151</u>

9.	We note your response to comment 23. We also note your revised disclosure that your "expected average sale price of b-silk [is] based on [y]our historical sales and internal sales forecasts". Please revise to discuss these internal sales forecasts.

	Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc:	Jason Simon, Esq.